UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM ____________ TO ____________

COMMISSION FILE NUMBER: 01-25957

BIZNESSONLINE.COM, INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**06-1519132** (I.R.S. Employer Identification No.)
1720 Route 34, PO Box 1347 **WALL, NJ** (Address of principal executive offices)	**07719** (Zip Code)

Registrant's telephone number, including area code: **732-280-6408**

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EXCHANGE WHICH REGISTERED
None.	**None.**

Securities registered pursuant to Section 12 (g) of the Act:
Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on March 25, 2002 based upon the closing price of the common stock on the over-the-counter bulletin board, was approximately $355,000. The number of outstanding shares of the registrant's common stock as of March 25, 2002, was 10,826,538.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

PART I

ITEM 1. BUSINESS

Overview

BiznessOnline.com is a provider of enhanced Internet services, including server co-location, Web design and e-commerce activities, Web hosting, and dial-up and high-speed Internet access. We focus on the increasing Web and Internet needs of small and mid-sized businesses by offering customers high-performance information technology management and other advanced Internet services in our state-of-the-art Internet Data Centers. In addition, we provide secure broadband Internet connections via our fault-tolerant, fiber-optic backbone network, which is supported by 24 hour × 7 day customer, care and network monitoring.

Corporate History

BiznessOnline.com, Inc. was formed as a Delaware corporation on June 11, 1998 for the purpose of acquiring and operating businesses that provide Internet access and related services to business and residential customers outside of large metropolitan areas in the northeastern United States. We acquired our first Internet service provider in January 1999 located in Albany, New York. We acquired four additional Internet service providers in May 1999 contemporaneously with the closing of our $29 million initial public offering of common stock. Subsequently in 1999, we acquired four additional Internet service providers and two web design/web hosting companies. In March 2000, we acquired a New York competitive local exchange carrier and its associated Internet service provider and in June 2000 we acquired an Internet service provider. We did not make any acquisitions in 2001. Our 1999 and 2000 acquisitions are summarized in the following table:

Company	Location	Purchase Price	% stock/ % cash	Closing Date
Global 2000 Communications, Inc.	Albany, NY	$ 3,300,000	82%/18%	1/31/99
AlbanyNet, Inc.	Albany, NY	$ 2,400,000	0%/100%	5/17/99
Borg Internet Services, Inc.	Utica, NY	$ 2,000,000	75%/25%	5/17/99
Caravela Software, Inc.	Middlefield, CT	$ 4,980,000	56%/44%	5/17/99
Ulsternet, Inc.	Kingston, NY	$ 1,450,000	55%/45%	5/17/99
Ascent Networking and Ascent Internet Holdings, Inc.	Norwich, NY	$ 1,050,000	0%/100%	7/30/99
WebWay, LLC	Albany, NY	$ 2,580,000	68%/32%	8/18/99
Infoboard, Inc.	Lynn, MA	$ 3,030,000	54%/46%	9/30/99
Cyberzone, LLC	Hartford, CT	$ 3,504,300	50%/50%	12/14/99
NECAnet, Inc.	Storrs, CT	$ 3,500,000	55%/45%	12/15/99
Prime Communications Systems, Inc.	Amherst, NY	$ 7,000,000	82%/18%	12/29/99
Telecon Communications Corp.	Johnstown, NY	$15,000,000	0%/100%	3/31/00
Telesupport, Inc.	Johnstown, NY	$ 4,000,000	100%/0%	3/31/00
Integration,Inc./Xcalibur Internet	Batavia, NY	$ 1,050,000	100%/0%	6/30/00

Our Growing Market

The functionality and accessibility of the Internet have made it an increasingly attractive commercial medium by providing features that historically have been unavailable through traditional distribution channels. These advantages combined with the increasing availability of products and services over the Internet, and the presence of more and more companies and organizations on the Internet, have resulted in significant demand for Web services. eMarketer has predicted that the demand for Web services (including Internet access, Web hosting, Web site development, e-commerce monitor Web traffic via graphical tracking and reporting tools, and establish on-line, strategic content and commerce affiliates for our clients.

Dial-up Internet Access

We provide fast, reliable dial-up access to the Internet. Our call center offers 24 hour technical support and our subscribers have access to 500 national numbers to facilitate account portability.

Local and Long Distance Telephone Service

We also provide non-facilities based retail local, long distance and cellular telephone service in New York State, where we have CLEC status. In addition, we are in the process of preparing our CLEC filing in Connecticut, which, if approved, would enable us to resell local and long distance services in the second half of 2002.

Business Strategy

We are penetrating secondary markets in the Northeast by delivering cost-effective, comprehensive, Web and telecom services, and operating a regional organization committed to being the most efficient source of global communication for its customer base. Our philosophy is to provide state-of-the-art voice and data services while staying close to our customers.

Following that philosophy, we are executing a multiple product line strategy by providing combinations of Web, Internet and telecommunications services to our customers. We have built a state-of-the-art Internet Data Center in Albany, New York, and we operate a second modern data center in Hartford, Connecticut. We offer wholesale Internet and related services to independent Internet service providers, and we plan to partner with other companies whose products can be sold via the Internet to its customer base. We also expect to continue to add national content providers to our Web pages to increase site loyalty.

Target Markets

We would like to continue to penetrate secondary Northeastern markets through marketing initiatives and through acquisitions of existing Internet, web design/hosting and other telecommunications service providers in secondary markets in the Northeast. However, our limited financial resources and low stock price have restricted our ability to complete acquisitions over the past 18 months, and it is unlikely that we will complete any additional acquisitions by the end of 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." We are concentrating on small and medium size businesses in this segment because we believe the following:

- Small and medium size businesses typically outsource their Web and telecom service requirements due to capital and personnel constraints (unlike larger firms in primary locations, which, in most cases, support their own Web and telecommunications infrastructure);
- There are approximately 1 million small and medium size businesses in the Northeast (Source: Upside Magazine) many of which will need to develop e-commerce solutions to increase revenues and/or remain competitive;
- Small and medium sized business will exhibit higher customer loyalty and lower than average customer turnover;
- Costs associated with providing services in secondary markets will be lower than the major urban markets, potentially resulting in higher margins;

broader network in order to bring increased scope and the benefits of economies of scale. Historically, networks and administrative functions of newly acquired companies have been integrated into our systems within 90 to 120 days. We further believe that economies of scale advantages will facilitate a reduction in operating costs of acquired companies. We also offer our complete product line to customers of our acquired companies' promptly following their acquisition in an effort to rapidly increase sales. We believe that our regional focus enables us to better control costs and to maximize the financial, operating and marketing benefits of consolidating local Web and Internet services providers.

During the past eighteen months, however, we have been unable to fully implement our growth by acquisitions strategy because of our low stock price and our limited financial resources. We do not expect this situation to change over the next few months in the absence of a substantial capital infusion into our company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Competition

The market for Internet access and related services is extremely competitive. We expect competition to increase as Internet use grows and established national Internet service providers, telecommunications and computer related vendors expand their traditional products and services and new start-ups emerge. The significant financial resources of many of our competitors could lead to severe price cutting in an effort to secure market share, which could have a negative effect on our revenues and results of operations. Our competitors in the markets in which we operate include:

- National and regional commercial Internet service providers such as Earthlink;
- Established on-line commercial information providers such as AOL, Prodigy and MSN;
- Local Internet service providers in Connecticut and Northeastern New York State who provide products and services that are similar to ours to small to medium sized businesses;
- Cable television operators such as Time Warner;
- National long distance telecommunications carriers such as AT&T, MCI Worldcom, and Sprint;
- Computer hardware and software companies, such as IBM and Compaq; and
- Regional telephone operating companies such as Verizon, SBC and Citizens Telephone Company.

We also believe that new competitors will continue to enter the Internet access market, such as large computer hardware and software companies, media and telecommunications entities, and companies that provide direct service to residential customers, including cable television operators, wireless communication companies, local and long distance telephone companies and electric utility companies.

Many of our competitors are larger and have greater financial, technical, and operating resources than we do. We will need to distinguish ourselves by our product and service knowledge, our responsiveness to our targeted market of small to medium sized businesses, our ability to market and sell customized combinations of products and services within our market, and our capacity to offer a diverse Internet product line. We also believe that our ability to be flexible and to respond quickly in providing solutions to our customer's Internet needs will be an advantage over some of our competitors.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock commenced trading on the NASDAQ National Market on May 12, 1999 under the symbol "BIZZ". On October 2, 2000, our common stock was delisted from the NASDAQ National Market and began trading on the over-the-counter electronic bulletin board sponsored by NASDAQ under the symbol "BIZZ.OB". The following table sets forth the high and low closing sales price for the common stock for each quarter during the last two fiscal years, as reported by NASDAQ.

	High	Low
Fiscal 2001:		
First Quarter	0.4688	0.1406
Second Quarter	0.3000	0.1400
Third Quarter	0.2700	0.0700
Fourth Quarter	0.2100	0.0500
Fiscal 2000:		
First Quarter	9.750	5.9375
Second Quarter	7.500	2.7500
Third Quarter	5.875	2.0625
Fourth Quarter	2.1875	0.2031

As of March 25, 2002, there were 144 holders of record of common stock who held an aggregate of 10,826,538 shares of common stock as nominees for an undisclosed number of beneficial holders.

We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain future earnings, if any, to fund the development and growth of the business and therefore do not expect to pay or declare any cash dividends in the foreseeable future, with the exception of required dividends to be paid on our redeemable senior preferred stock at a rate of 12%. Payment of future common dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs, and plans for expansion and additional acquisitions.

Pursuant to Item 701(a)-(e) of Regulation S-K, the following information is provided as to all equity securities of BiznessOnline.com, Inc. that we have sold during the period covered by this report that were not registered under the Securities Act and have not previously been reported in a quarterly report on Form 10-Q:

On December 31, 2001, our Board of Directors, approved the issuance to MCG Capital Corporation, a Delaware corporation ("MCG"), of 50,000 shares of our Senior Preferred Stock, par value $.01 per share, at a purchase price of $100 per share, and a warrant to purchase 10,124,384 shares of our common stock, at an exercise price of $.01 per share. The Senior Preferred Stock together with the shares issued upon exercise of the warrant represent 45% (and cannot exceed 45%) of the voting power of the capital stock of the Company. The consideration for the issuance of the Senior Redeemable Preferred Stock was paid by MCG in the form of cancellation of a portion of our outstanding debt and accrued interest to MCG in the amount of $5 million. The consideration for the issuance of the warrant was the cancellation of all of our outstanding common stock warrants held by MCG and the execution and delivery of an amended credit agreement between the parties, which included, among other things, restructuring the payment of interest, deferring the repayment of principal until May 2003, and increasing our line of credit by $750,000.

The issuance of shares and warrants to MCG was made in a transaction not involving a public offering without registration under the Securities Act of 1933 in reliance upon the exemption from registration set forth in Section 4(2) of the Act and Rule 506 thereunder. MCG acknowledged and

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and other sections of this report contain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, often identified by words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions, reflect our current beliefs and expectations. However, they are not guarantees of future performance and involve risks and uncertainties that could cause our results to differ significantly from those expressed or implied by such forward-looking statements. The risks and uncertainties include, but are not limited to, the factors identified below under the caption "Factors that could affect future results." We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Introduction

The following discussion of results of operations and of the liquidity and capital resources of BiznessOnline.com, Inc. should be read in conjunction with our 2001 audited consolidated financial statements and the related notes thereto appearing in this filing on Form 10-K.

Overview

We derive revenues from a variety of sources. We provide web site development, e-commerce solutions and Internet marketing/web media services. These services are predominantly utilized by small to medium sized business looking to establish a presence on the world wide web. We host commercial and individual web sites. We also provide our customers with server co-location and managed services from our state-of-the-art Internet data centers located in Albany, New York and Hartford, CT. We also provide Internet access via dedicated high-speed broadband products such as DSL, Frame relay, T-1 and T-3 connections along with dial up connectivity. Our customers are individuals and small to medium sized businesses. Subscription fees for dial up connectivity vary between $9.95 and $19.95 per month among our Internet service providers and by the billing plans for a particular Internet service provider. We also provide local dial tone, long distance services, cellular services, paging services and natural gas. Most of our individual subscribers pay us by credit card automatically on a monthly basis. Our revenue composition may change as we develop our strategy to provide additional e-commerce and other enhanced IP services to our clients.

Results of Operations

2001 compared to 2000

Net revenues

We generated revenues of $23.7 million during 2001, a decrease of 8% from $25.8 million during 2000. We experienced revenue declines in each product during 2001 as compared to 2000. The decrease was partially a result of the efforts to consolidate operations and decreased sales and marketing personnel and expenditures. The decline was also a result of a weakening in the economy resulting in less usage of our products along with a decline in our ability to attract new customers due to the uncertainty about our ability to continue operations and the trend of customers retaining the services of larger competitors. Additionally, our dialup Internet customer base in Connecticut was sold in August 2001 resulting in $.7 million in other income and a $.6 million sales decrease for the remainder of the year. The decline in the loss of customers has slowed, and we expect that additional salespeople will be hired in the second quarter of 2002 and that this may cause our revenues to remain relatively stable.

of the leases. We are attempting to sub-lease the space in order to reduce these costs. However, we may not be successful in which case we would be required to make monthly lease payments aggregating $.7 million through the end of the lease terms.

Stock compensation

Stock compensation expense was $.7 million in 2000, and $0 in 2001. The stock compensation relates to the issuance of stock options and warrants to outside consultants.

Write off of impaired assets

During 2001, the company wrote off approximately $.4 million of impaired assets compared to $.9 million in 2000. In 2001, office furniture, equipment and leasehold improvements were written off in several offices, which were closed in 2001. In 2000, the company wrote off the costs of acquired software relating to the company's billing system, which was replaced during the second quarter of 2000.

Write down of goodwill

During 2001, the company wrote down the carrying value of its goodwill by $5.5 million compared with $29.1 million in 2000. As a result of a decline in revenues in the third quarter of 2001 and due to a breakdown in negotiations on a possible sale of the Company in the third quarter of 2001, we evaluated a number of factors in coming to the decision that the goodwill had become impaired. These included the cash flows to be received from the operations of the Company, including proceeds from the potential sale of the Company along with comparing the purchase price paid as a multiple of revenue, and comparing that multiple to current comparable multiples. We also evaluated recent merger and acquisition activity in order to determine the current net realizable value of goodwill. As our business had not improved and the market for companies in our sector continues to show declines in value, we conducted this cash flows analysis and concluded that an additional goodwill impairment charge was required. Based on our analysis, we wrote off the remaining goodwill, but concluded that future cash flows and asset values were sufficient to support the current carrying value of our other long-lived assets principally consisting of property and equipment. We have reduced the carrying value of our goodwill to $0. During 2000, we performed the same analysis discussed above in coming to the decision that the goodwill was impaired. These included the cash flows to be received from the acquired companies along with comparing the purchase price paid, as a multiple of revenue, and comparing that multiple to current comparable multiples. The company also evaluated recent merger and acquisition activity in order to determine the correct carrying value of goodwill.

Depreciation

Depreciation expenses increased 13%, from $2.3 million in 2000, to $2.6 million in 2001. The increase was a result of the capital equipment purchased during 2000 and 2001. These purchases were related to the integration of the common billing and accounting systems along with the costs of building our data centers in Albany, NY and Amherst, NY.

Amortization

Amortization expenses decreased 53% from $9.3 million in 2000, to $4.4 million in 2001. The decrease is primarily the result of the write down of goodwill, which occurred in 2000 and 2001. Unless we acquire additional intangible assets, there will be no amortization in future years. Our policy with respect to future acquisitions is to review the carrying value of goodwill for impairment and recognize the amount of impairment.

the first half of 2000 along with the costs of corporate overhead, which did not have significant operations until the second quarter of 1999. The 2000 expenses include $.8 million of bad debt expenses as compared to $.1 million in 1999. This increase was a result of stricter credit policies by the company and the conversion to a new, centralized billing system. We also incurred approximately $.3 million of legal and accounting costs associated with merger and acquisition activity, which was not consummated.

Stock compensation

Stock compensation expenses increased 109%, from $.3 million in 1999, to $.7 million in 2000. The stock compensation relates to the issuance of stock options and warrants to outside consultants.

Write off of impaired assets

During 2000, the company wrote off approximately $.9 million of impaired assets. The company wrote off the costs of acquired software relating to the company's billing system, which was replaced during the second quarter.

Write down of goodwill

During 2000, the company wrote down the carrying value of its goodwill by $29.1 million. The company evaluated a number of factors in coming to the decision that the goodwill was impaired. These included the cash flows to be received from the acquired companies along with comparing the purchase price paid, as a multiple of revenue, and comparing that multiple to current comparable multiples. The company also evaluated recent merger and acquisition activity in order to assess the recoverability of the goodwill.

Depreciation

Depreciation expenses increased 502%, from $.4 million in 1999, to $2.3 million in 2000. The increase was a result of the acquisitions, which we completed during 1999, and the first half of 2000 along with the capital equipment purchased during 1999 and 2000. These purchases were related to the integration of the common billing and accounting systems along with the costs of billing our data centers in Albany, NY and Amherst, NY.

Amortization

Amortization expenses increased 281% from $2.4 million in 1999, to $9.3 million in 2000. The increase is primarily the result of the acquisitions, which we completed during 1999, and the first half of 2000. Our amortization expense will decrease as a result of the write down of goodwill, which occurred in 2000.

Interest income, (expense), net

Interest expense, net was $2.9 million in 2000, as compared to interest income, net of $.4 million in 1999. The difference was a result of interest on our outstanding debt with MCG Credit Corporation of $3.1 million during 2000. This amount was offset by interest income of $.2 million on our cash balances. The interest income received during 1999 was a result of the cash balances we had as a result of our initial public offering, which was finalized on May 17, 1999. Of the $3.1 million of interest expense on the outstanding debt with MCG Credit Corporation, $1.5 million related to the warrants issued with the debt and which were recorded as a discount to the debt and are being accreted as interest expense.

The following table summarizes the required payments for capital leases, operating leases and purchase obligations, in thousands.

Contractual Cash Obligations	Total	Payments Due by Period: Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Capital Lease Obligations	$ 438	$ 211	$ 227	—	—
Operating Leases	$1,619	$ 572	$1,042	$5	—
Unconditional Telecommunications Purchase Obligations	$ 550	$ 532	$ 14	$4	—
Total Contractual Cash Obligations	$2,607	$1,315	$1,283	$9	—

The repayment schedule for principal under the terms of our credit facility is as follows:

May 2003, August 2003, November 2003, February 2004 and May 2004	50% of excess cash flow for the preceding quarter
June 30, 2004	Remaining principal

NASDAQ Delisting and Liquidity of Common Stock

On August 4, 2000, NASDAQ informed us that we had failed to comply with continued listing requirements and commenced an action to delist our common stock from the National Market System. We appealed the decision and requested an extension of time to comply with the National Market standards. NASDAQ denied our appeal and effective October 2, 2000 our common stock was delisted from the NASDAQ National Market. Our stock immediately began trading on the over-the-counter electronic bulletin board sponsored by NASDAQ. The delisting of our common stock may result in limited release of the market price of the common stock and limited news coverage of our company and could restrict investors' interest in the common stock and materially adversely affect the trading market and prices for our common stock and our ability to issue additional securities or to secure additional financing. In addition, our common stock could be subject to Rule 15g-9 under the Securities Exchange Act of 1934 which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser's written consent prior to any transaction. In such case, our common stock could also be deemed to be a "penny stock" under the Securities Enforcement and Penny Stock Reform Act of 1990, which would require additional disclosure in connection with trades in the common stock, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of our common stock.

Matters Involving Senior Debt

On December 31, 2001, our lender converted $5 million of principal of the original $17 million credit facility into 50,000 shares of senior preferred stock. Our lender also added past due interest of $1.5 million to the principal amount. The credit facility was also increased by an additional $750,000 and some of the covenants were amended. The credit facility, which is now approximately $14.25 million, is secured by all of our assets. During 2001, our lender received 690,328 shares of common stock, warrants to purchase 717,093 at $0.01 per share, 375,487 shares at $0.507025 per share, and 659,775 shares at $0.01 per share, subject to certain anti-dilution and other adjustments. In connection with the December 31, 2001 amendment, we granted the lender a warrant to purchase 10,124,384 shares of common stock at an exercise price of $0.01 per share, subject to certain anti-dilution and other adjustments, and all other warrants were cancelled. The senior preferred stock and any shares issued upon exercise of the warrant represent 45% (and cannot exceed 45%) of the voting power of the capital stock of the Company.

Revenue Recognition

We recognize revenue when services are provided. Services for Internet access, web hosting and server co-location are generally billed in advance. Advance billings are recorded as deferred revenue and recognized as revenue when earned over the period of service.

Local and long distance telephone service, E-commerce solutions and wholesale services revenue are recognized in the period that the services were provided to the customer. Web site development is recognized in the period in which the work is completed and delivered to the customer.

Accounts Receivable

We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable aging, the age of each invoice, each customers expected ability to pay and our collection history with each customer. We review any invoice greater than 60 days past due to determine if an allowance is appropriate based on the risk category using the factors discussed above. In addition, we maintain a general reserve for all invoices by applying a percentage based on the age category. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the near future.

Factors That Could Affect Future Results

THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS ANNUAL REPORT SHOULD BE CAREFULLY CONSIDERED. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

We expect future losses.

We expect operating losses to continue for the foreseeable future. Our ability to become profitable depends on our ability to generate and sustain substantially higher revenues while maintaining reasonable expense levels.

Our existing cash and cash equivalents, additional borrowings available to us under our debt agreement and cash that may be generated from operations are expected to be sufficient to meet our anticipated cash needs for 2002. In order to continue operations and comply with our debt service requirements, including our restrictive covenants, we will require an additional capital infusion and/or we may need to restructure our existing debt. In the event we violate the restrictive covenants, our lender could seek remedies against us, including immediate repayment of the debt and/or foreclosure on our assets securing the debt. In view of the relatively tight capital markets that we have experienced over the last 18 months, we can provide no assurance that additional capital will be available to us to fund our cash requirements including interest payments on our senior debt for this year or thereafter or, if we violate our covenants, that we will be able to restructure our existing debt.

We do not expect to continue our "growth by acquisitions" strategy.

Our prior business strategy depended largely on our ability to expand into new markets and enhance our presence in our existing markets by acquiring additional Internet service providers and telecommunications companies that met our financial, geographic and other acquisition criteria.

Internet service providers provide Internet access across telephone lines to computers. If the Internet becomes easily accessible by screen-based telephones, television or other electronic devices, or if the means of delivery changes to satellite or other wireless technology, we may need to change our network design and develop new technology. Our pursuit of these technological advances would require substantial time and expense. We cannot assure you that we will be successful in adapting our business to alternative access systems or that new technologies will be available or affordable for us.

We may face additional costs and lower revenues as a result of changes in government regulations.

Our Internet services are not currently subject to direct regulation by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally. However, there is a risk that changes in governmental regulations could increase our costs or lower our revenues as a result of (i) the imposition of access charges on Internet service providers, (ii) the loss of certain reciprocal compensation payments received by local telephone companies, (iii) required contributions to a universal service fund to replace current subsidies and accomplish certain public policy objectives, and (iv) other new federal, state or local taxes on Internet access fees and e-commerce activities.

Access Charges. Access charges are assessed by local telephone companies to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per minute basis. Access charges have been a source of dispute, with long distance companies arguing that the access rates are substantially in excess of cost and local telephone companies arguing that access rates are needed to subsidize lower local rates for end user and other purposes. To date the Federal Communications Commission has determined that Internet service providers should not be required to pay interstate access charges to local telephone companies. However, there is no guarantee that the Commission will not reconsider its decision in the future. Our costs for doing business would increase if we were required to pay interstate access charges.

Reciprocal Compensation. To the extent that an end-user's call to an Internet service provider is local rather than long distance, the local telephone company that serves the Internet service provider may be entitled to reciprocal compensation from the end-user's local telephone company. Reciprocal compensation is a reimbursement from one local telephone company to a second one for handling calls that originate with the first local telephone company and terminate with the second one. This payment of reciprocal compensation reduces the local telephone company's costs and ultimately reduces the Internet service provider's costs. Although the FCC recently determined that most traffic to an Internet service provider is interstate in nature, the Commission allowed state commissions to determine payment issues in certain situations pending a final resolution by the FCC. This determination could potentially eliminate the payment of reciprocal compensation to the local telephone company, which could ultimately increase our costs.

Universal Service Fund. The FCC has to date determined that Internet access providers should not be required to contribute to a universal service fund established to replace current local rate subsidies and to meet other public policy objectives, such as enhanced communications systems for schools, libraries and health care providers. As a result, unlike telecommunications providers, Internet access providers do not have to contribute a percentage of their revenues to the federal universal fund and are not likely to be required to contribute to similar funds being established at the state level. However, both the access charges and universal service fund treatment are the subjects of further FCC proceedings and could change. Telephone companies are actively seeking modification or reversal of the FCC decisions, and their arguments are gaining support as "telephone" service through computers begins to compete with traditional telephone service. We would be adversely affected if in the future our Internet service providers were required to contribute to the universal service fund.

ITEM 8. FINANCIAL STATEMENTS

BIZNESSONLINE.COM

INDEPENDENT AUDITORS' REPORT, CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TABLE OF CONTENTS

BiznessOnline.com, Inc.

Consolidated Statement of Stockholders' Equity (Deficit)

(In thousands, except share data)

	Common Stock		Preferred Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance December 31, 1998	3,147,186	$ 31	—	$—	$ 152	$ (126)	$ 57
Issuance of Preferred Stock	—	—	70,000	1	349	—	350
Conversion of preferred stock to common stock	61,250	1	(70,000)	(1)	—	—	—
Issuance of common stock in connection with initial public offering, net of offering costs and underwriter discounts	2,900,000	29	—	—	24,616	—	24,645
Issuance of common stock for Acquisitions	2,501,138	25	—	—	20,028	—	20,053
Net loss	—	—	—	—	—	(4,055)	(4,055)
Balances December 31, 1999	8,609,574	$ 86	—	$—	$45,145	$ (4,181)	$ 41,050
Issuance of common stock for note receivable	220,000	2	—	—	595	—	597
Note receivable for stock	—	—	—	—	(119)	—	(119)
Issuance of shares for debt	71,429	1	—	—	509	—	510
Issuance of warrants for debt	—	—	—	—	4,900	—	4,900
Issuance of common stock for bonuses and finders fees	144,646	2	—	—	289	—	291
Issuance of warrants	—	—	—	—	995	—	995
Issuance of common stock for Acquisitions	530,114	5	—	—	3,146	—	3,151
Net Loss	—	—	—	—	—	(49,204)	(49,204)
Balances December 31, 2000	9,575,763	$ 96	—	$—	$55,460	$(53,385)	$ 2,171
Note receivable for stock	—	—	—	—	20	—	20
Issuance of common stock for employee services	169,638	2	—	—	32	—	34
Retirement of common stock for 1999 acquisition post closing adjustment	(209,191)	(3)	—	—	(61)	—	(64)
Issuance of common stock for 2000 acquisition post closing adjustment	600,000	6	—	—	182	—	188
Issuance of shares for debt	690,328	7	—	—	131	—	138
Issuance of warrants for non-payment of debt	—	—	—	—	270	—	270
Cancellation and issuance of warrants for debt	—	—	—	—	379	—	379
Net Loss	—	—	—	—	—	(21,920)	(21,920)
Balances December 31, 2001	10,826,538	$108	—	$—	$56,413	$(75,305)	$(18,784)

See accompanying notes to consolidated financial statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

(a) Nature of Business

BiznessOnline.com, Inc. (the Company), a Delaware Corporation, was incorporated on June 11, 1998 (date of inception of operations, July 1, 1998) for the purpose of acquiring Internet service providers and related businesses serving individuals and small to medium-sized businesses. The Company acquired all of the stock or assets of nine Internet service providers, one web development company, and one web hosting company during 1999. In 2000 the Company also acquired all of the stock or assets of two Internet service providers and a competitive local exchange carrier. The Company conducts all of its operations through its operating subsidiaries covering a geographic footprint that includes Upstate New York, Connecticut and portions of Rhode Island, New Hampshire and Massachusetts and considers its operating subsidiaries to be one operating segment.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

The company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(e) Net Loss Per Share

Basic loss per share is based upon the weighted average number of common shares outstanding. Loss per share assuming dilution is based upon the weighted average number of common and common equivalent shares outstanding assuming dilution. Common shares outstanding used in the computation of net loss per share at December 31, 2001, 2000 and 1999 were approximately 10.8 million, 9.6 million and 8.6 million, respectively. Options and warrants to purchase approximately 11.6 million, 2.2 million and .7 million shares in 2001, 2000 and 1999, respectively, of common equivalent shares were not included in the computation of net loss per share because they were anti-dilutive.

(f) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. The Company leases certain of its data communications and other equipment under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments or the fair value of the assets under the lease. Assets under capital lease are depreciated over

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The company maintains reserves for potential credit losses; historically, such losses have been within management's expectations. At December 31, 2001 and 2000, no customer accounted for a significant percentage of accounts receivable.

(k) Revenue Recognition

The Company recognizes revenue when services are provided. Services for Internet access, web hosting and server co-location are generally billed in advance. Advance billings are recorded as deferred revenue and recognized as revenue when earned over the period of service.

Local and long distance telephone service, E-commerce solutions and wholesale services revenue are recognized in the period that the services were provided to the customer. Web site development is recognized in the period in which the work is completed and delivered to the customer.

(l) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Advertising Costs

All costs related to advertising the Company's services are expensed in the period incurred. Amounts charged to expense were $534,000, $1,691,000 and $858,000 during the years ended December 31, 2001, 2000 and 1999, respectively.

(n) Stock Based Compensation

The Company has adopted SFAS No. 123, *Accounting for Stock-Based Compensation*, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. For employee stock-based awards, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and related interpretations and provide pro forma net earnings disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of SFAS No. 123.

The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the grant-date fair value of the equity instruments issued, whichever is more reliably measurable.

(o) Effects of Inflation

We do not believe that inflation has had a material impact on our results of operations during the year ended December 31, 2001, 2000 and 1999.

Note 2. Acquisitions (Continued)

payable in shares of common stock. The Company issued 150,000 shares of common stock. The total purchase price is $2.0 million. During 2001, as per the terms of the merger agreement, based on certain financial targets not being met, 9,999 shares of common stock were returned to the Company.

(d) Caravela Software, Inc.

On May 17, 1999, the Company acquired all of the shares of Caravela Software, Inc., an Internet service provider located in Middlefield, CT, in exchange for $2.1 million in cash and $2.8 million payable in shares of common stock. The Company issued 280,000 shares of common stock. The total purchase price is $5.0 million.

(e) Ulsternet, Inc.

On May 17, 1999, the Company acquired all of the shares of Ulsternet, Inc., an Internet service provider located in Kingston, NY, in exchange for $650,000 in cash and $800,000 payable in shares of common stock. The Company issued 80,000 shares of common stock. The total purchase price is $1.5 million.

(f) Ascent Networking, Inc.

On July 30, 1999, the Company acquired substantially all the assets of a sole proprietorship including all the capital stock of an affiliate of the proprietorship, Ascent Internet Holdings, Inc., which together conduct business as an Internet service provider under the name Ascent Networking in Norwich, New York for $1.1 million in cash.

(g) WebWay, LLC

On August 18, 1999 the Company acquired substantially all of the assets of WebWay, LLC, a web development company located in Albany, NY, for $830,000 payable in cash and $1.8 million payable in shares of common stock. The Company issued 200,046 shares of common stock. The total purchase price is $2.6 million.

(h) Infoboard, Inc.

On September 30, 1999 the Company acquired all the shares of Infoboard, Inc., a web hosting company located in Lynn, MA, for $1.4 million in cash and $1.7 million payable in shares of common stock. The Company issued 228,462 shares of common stock. The total purchase price is $3.1 million.

(i)Cyberzone, LLC

On December 14, 1999 the Company acquired substantially all of the assets of Cyberzone, LLC, an Internet service provider located in Hartford, CT, for 292,054 shares of common stock and the payment of $1,900,625 in cash.

(j) NECAnet, Inc.

On December 15, 1999 the Company acquired all the shares of NECAnet, Inc., a Internet service provider located in Storrs, CT, for 319,105 shares of common stock and the payment of $1,588,365 in cash.

Note 4. Notes Payable

On March 16, 2000, we closed a $15 million senior secured credit facility. On December 13, 2000 we amended the facility to increase the amount to $17 million and amended some of the covenants. On December 31, 2001, we amended the facility again.

2001 Activity:

On December 31, 2001, the lender converted $5 million of principal into 50,000 shares of redeemable preferred stock. The lender also added past due interest of $1.5 million to the principal amount. The credit facility was also increased by an additional $750,000 and some of the covenants were amended. The credit facility is secured by all the assets of the company and its' operating subsidiaries. During 2001, the lender received 690,328 shares of common stock, warrants to purchase 717,093 shares at $0.01 per share, 375,487 shares at $0.507025 per share, and 659,775 shares at $0.01 per share, subject to certain anti-dilution and other adjustments.. In connection with the December 31, 2001 amendment, we granted the lender a warrant to purchase 10,124,384 shares of common stock at an exercise price of $0.01 per share, subject to certain anti-dilution and other adjustments, and all other warrants were cancelled. Also, see Note 9(c) for description of the terms of the redeemable preferred stock.

2000 Activity:

In connection with the original financing and the December 13, 2000 amendment, the lender received certain cash fees and a warrant to purchase 825,000 shares of our common stock at prices of $3.50 per share for 550,000 shares and $8.50 per share for 275,000 shares subject to certain anti-dilution and other adjustments. The Lender also received 71,429 shares of common stock.

The warrants and shares of common stock issued to the lender have been estimated by an independent valuation to have a value of $.8 million and $5.4 million for the shares and warrants issued in 2001 and 2000, respectively using (i) the Black-Scholes method of valuation for the warrants, and (ii) the closing price on the NASDAQ National Market on the date of issuance for the shares. The valuation has been recorded as interest expense.

Revised Debt Service Requirements:

Beginning in February 2003 and each quarter thereafter, the principal amount of the indebtedness is to be repaid using the following schedule:

May 2003, August 2003, November 2003, February 2004 and May 2004	50% of excess cash flow for the preceding quarter
June 30, 2004	remaining principal

Total interest expense for the years ended December 31, 2001, 2000 and 1999 was $7,926,000, $3,106,000 and $20,000 respectively, and is included in interest income, (expense) net.

Note 6. Income Taxes

Income tax expense for the years ended December 31, 2001 and 2000 consists of the following:

	Deferred	Current	Total
December 31, 2001			
Federal	$—	$ —	$ —
State	—	82,000	82,000
	$—	$82,000	$82,000
December 31, 2000			
Federal	$—	$ —	$ —
State	—	93,000	93,000
	$—	$93,000	$93,000
December 31, 1999			
Federal	$—	$ —	$ —
State	—	62,000	62,000
	$—	$62,000	$62,000

Income tax expense (benefit) differed from the amounts computed by applying the U.S. statutory federal income tax rate of 34% as a result of the following:

	2001	2000	1999
Computed "expected" tax benefit	$(7,529,000)	$(16,697,000)	$(1,358,000)
State and local income taxes, net of federal tax benefit	53,000	62,000	41,000
Change in the federal valuation allowance	5,967,000	9,642,000	771,000
Amortization of goodwill and impairment	1,584,000	6,990,000	600,000
Other, net	(7,000)	96,000	8,000
Tax expense (benefit)	$ 82,000	$ 93,000	$ 62,000

Note 7. Accrued Expenses and Other Accrued Liabilities

Accrued expenses and other accrued liabilities consist of the following:

	December 31, 2001	December 31, 2000
Accrued compensation and related benefits	$ 354,000	$ 566,000
Post acquisition purchase price	71,000	565,000
Sales & gross receipts taxes	343,000	447,000
Other accruals	794,000	533,000
	$1,562,000	$2,111,000

Note 8. Contractual Obligations and Commercial Commitments

The company and its operating subsidiaries have entered into several contracts with vendors that provide certain telephone related line access services with various expiration dates. Following are the commitments for each of the five years subsequent to December 31, 2001:

2002	$532,000
2003	5,000
2004	5,000
2005	4,000
2006	4,000
Total	$550,000

Note 9. Restructuring

During the fourth quarter of 2001, in our effort to improve our cost structure and profitability we closed two of our facilities and recognized an impairment charge of $.6 million. This charge is for the closing of our offices in Amherst, NY and one of our offices in Albany, NY. The restructuring charge includes continuing rent of approximately $.4 million, utilities and other fixed occupancy related costs of approximately $.1 million for each building. As of December 31, 2001, no cash payments have been made in connection with the restructuring and the entire charge of $.6 million is included in accrued liabilities. We are attempting to sub-lease the space in order to reduce these costs. However, we may not be successful in which case we would be required to make the monthly lease payments, which in total approximate $22,000 per month for three years.

Note 10. Commitments and Contingencies

From time-to-time the Company is subject to legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, or operating results.

Note 11. Stockholders Equity (Continued)

distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. In December 2001, the Company designated 50,000 shares of its preferred stock as redeemable Senior Preferred Stock as described in the next paragraph.

(d) Senior Redeemable Preferred Stock

On December 31, 2001 the Company issued 50,000 shares of redeemable Senior Preferred Stock at $100 per share to its lender in connection with the amendment to the credit agreement (note 4). Additionally, warrants for the purchase of 2,577,355 were cancelled and a warrant to purchase 10,124,384 shares of common stock at an exercise price of $0.01 per share were issued in connection with the Senior Redeemable Preferred Stock (note 9). The senior redeemable preferred stock has a redemption feature at the maturity date, which is defined as the earlier of December 31, 2006, a change in control of the company, an event of default as defined in the credit agreement with the lender, or the date of a fundamental change in ownership of the company. The redemption right provides for the redemption of all shares outstanding at an original cost of $100 per share plus any accrued and unpaid dividends on the maturity date. If the Company does not have the funds to redeem all of the shares, then the amount of outstanding redeemable preferred stock will be converted into senior secured debt. Senior preferred holders are entitled to receive cumulative preferred dividends at a rate of 12.0%, payable in preference to any payment of preferred or common stock dividends as declared by the board of directors. In liquidation, the senior preferred stock has a liquidation preference over all junior preferred and common stock. The senior redeemable preferred stockholder has the same voting rights as common stockholders. The senior redeemable preferred stockholder shall have the aggregate number of votes equal to 45% of the total votes held by the holders of common stock and senior redeemable preferred stockholders combined.

(e) Stock Options

Our 1999 stock incentive plan enables us to issue incentive and non-qualified stock options to deserving employees, directors and non-employees who perform services for the Company. Under this plan, we have reserved 1,500,000 shares of our authorized common stock for option grants. We believe that our stock incentive plan will enhance our ability to attract and retain key employees and other persons who are in a position to make significant contributions to our success. The vesting period for the options granted to employees is between three and five years.

On December 31, 2001, our board of directors adopted the 2002 Stock Plan which enables us to issue stock options and awards to deserving employees, directors and non-employees who perform services for the Company. Under this plan, we have reserved 4,000,000 shares of our authorized common stock. No grants have been made under this plan which is expected to be submitted to our stockholders for approval at our next annual meeting.

Our 1999 non-employee director stock incentive plan enables us to issue non-qualified stock options to non-employee directors. Under this plan, we have reserved 250,000 shares of our authorized common stock for option grants. We believe that our non-employee director stock incentive plan will provide incentives for the continued service of these directors and for attracting new directors to our board.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock

Note 11. Stockholders Equity (Continued)

	Shares	Weighted Average Exercise Price
Outstanding at beginning of 2000	400,375	$10.24
Granted	565,875	4.94
Expired or cancelled	(189,400)	6.45
Exercised	—	—
Outstanding at end of year	776,850	$ 7.30
Exercisable at end of year	179,833	$ 9.43

	Shares	Weighted Average Exercise Price
Outstanding at beginning of 1999	0	$ 0.00
Granted	412,675	10.23
Expired or cancelled	(12,300)	10.00
Exercised	—	—
Outstanding at end of year	400,375	$10.24
Exercisable at end of year	37,500	$14.00

The following table presents weighted average price and life information about significant option groups outstanding at December 31, 2001:

Options Outstanding

Exercise Price	Number Outstanding	Weighted Average Remaining Years Of Contract Life	Exercisable
0.200	463,587	9.04	30,000
4.875	192,000	8.66	86,500
5.633	50,000	8.66	10,000
8.500	20,000	7.62	13,334
8.934	10,000	7.58	6,667
9.375	10,000	7.94	6,667
10.000	153,350	7.85	96,400
15.000	30,000	7.54	30,000
0.20-15.00	928,937		279,568

Note 11. Stockholders Equity (Continued)

For the 290,000 warrants, an implied volatility of 0 was used, as this was prior to the Company's Initial Public Offering of stock, resulting in no compensation expense. For the remainder of the warrants, a volatility of 84% and an interest rate of 5.3% were used. This resulted in a compensation expense, which the Company recognized during the respective years, for these warrants of $673,000 during 2000 and $155,000 during 1999. The 550,000 and the 275,000 warrants were issued to the Company's lender, The warrants were issued with shares of common stock to the lender have been estimated by an independent valuation to have a value of $5.4 million using (i) the Black-Scholes method of valuation for the warrants, and (ii) the closing price on the NASDAQ National Market on the date of issuance for the shares. The fair value of the warrants and shares issued were been recorded as a discount to the related debt. This discount was accreted as interest expense. Approximately $4.4 million and $1.1 million in interest expense related to these warrants was recognized in 2001 and 2000. We also recorded $.4 million of interest expense for the warrants granted during 2001 that were cancelled. The fair value of the 10,124,384 warrants granted on December 31, 2001, net of the warrants that were cancelled, has been calculated using the Black-Scholes method of valuation as $.4 million and has been recorded as interest expense.

The 200,000 warrants were issued to Kaufman Bros. LLP in exchange for consulting services provided to the Company. During 2000, the Company recognized $673,000 of compensation expense related to these warrants.

Note 12. Employee Benefits

The Company maintains a plan under Section 401(k) of the Internal Revenue Code of 1986 for all employees meeting age and service requirements. Eligible employees may elect to contribute up to 15% of their compensation, subject to limitations established by the Internal Revenue Code. The Company may elect to contribute a discretionary amount to the 401(k) Plan which would be allocated to the employees based upon the employees' contribution to the 401(k) Plan. There have been no discretionary contributions to date.

Note 13. Related Party Transactions

On February 1, 1999, our Global 2000 Communications, Inc. subsidiary entered into a lease with a former director and his wife for approximately 2,000 square feet of office space with a monthly rent of $2,000 plus utilities. The term of the lease is five years although we may terminate this lease at any time upon thirty days prior notice without further liability. This lease was terminated effective September 30, 2000.

On December 29, 1999, and amended August 14, 2000, our Prime Communications, Inc. subsidiary entered into a lease with Prime Business Park, a company partially owned by three shareholders of the Company for approximately 10,420 square feet of office space with a monthly rent of $11,505.42 plus utilities and real estate taxes. The term of the lease is five years.

Note 14. Quarterly Financial Data (unaudited)

The following quarterly financial data has been prepared from the financial records of the Company without audit, and reflect all adjustments which, in the opinion of management, were of a normal recurring nature and necessary for a fair presentation of the results of operations for the

Note 15. Going Concern (Continued)

50,000 shares of redeemable preferred stock. The lender also added past due interest of $1.5 million to the principal amount. The credit facility was also increased by an additional $750,000 and some of the covenants were amended. The credit facility is secured by all the assets of the Company and its' operating subsidiaries. During 2001, the Company was in default under the covenants of the credit facility, but was in compliance on December 31, 2001. The Company also was delinquent on paying interest. With the additional $750,000 available under the credit facility and anticipated cash flow from operations, the Company should be able to make its interest payments for 2002.

The Company is also delinquent in paying incurred trade and other debt with vendors and business partners. This has made it difficult for the Company to secure open credit for its purchases. We have begun to make inroads into reducing some of the outstanding amounts due. If we are not successful in reducing our trade and other debt, we may not be able to continue operating.

Note 16. Reserve for Bad Debt

	Beginning Balance	Writeoffs	Expense	Acquired	Ending Balance
Year ended December 31, 2001	$1,432	$1,339	$1,690	$ —	$1,783
Year ended December 31, 2000	$ 482	$ 535	$ 786	$699	$1,432
Year ended December 31, 1999	$ —	$ —	$ 257	$225	$ 482

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Consolidated Financial Statements and Financial Statement Schedules

The following consolidated financial statements of the Company are included in Item 8

(a) All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) Reports on Form 8-K

The registrant filed a Form 8-K Current Report on January 14, 2002 with respect to Item 1 Changes in Control of Registrant.

(c) Exhibits

For a list of exhibits filed herewith or incorporated by reference to exhibits previously filed with the Securities and Exchange Commission, refer to the exhibit index beginning on page . The registrant will furnish copies of exhibits for a reasonable fee (covering the expense of furnishing copies) upon request.

Exhibit Index

Exhibit Numbers	Description of Exhibit
3.1	Certificate of Incorporation of Registrant (Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.2	Certificate of Amendment to Certificate of Incorporation of Registrant (Filed as Exhibit 3.2 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.3	Certificate of Designation of Registrant (Filed as Exhibit 3.3 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.4	Certificate of Amendment to Certificate of Incorporation of Registrant (Filed as Exhibit 3.4 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.5	Certificate of Amendment to Certificate of Incorporation of Registrant (Filed as Exhibit 3.5 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.6	By-Laws of Registrant (Filed as Exhibit 3.6 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
4.1	Specimen Common Stock Certificate of Registrant (Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
4.2	Certificate of Designation regarding the rights, preferences and privileges of the Senior Preferred Stock, as filed with the Secretary of the State of Delaware on December 31, 2001 (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
4.3	Senior Preferred Stock and Warrant Purchase Agreement, between the Company and MCG Capital Corporation, dated as of December 31, 2001 (Filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
4.4	Investors Rights Agreement, among the Company, MCG Capital Corporation and Mark and Susan Munro, dated as of December 31, 2001 (Filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
4.5	Form of Senior Preferred Stock Certificate (Filed as Exhibit 4.5 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
4.6	Form of Warrant Certificate (Filed as Exhibit 4.6 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
10.1	Merger Agreement among the Company, Insite Internet I Acquisition Company, Global 2000 Communications, Inc. ("Global") and the shareholders of Global (Filed as Exhibit 10.1 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).

Exhibit Numbers	Description of Exhibit
10.15	Asset Purchase Agreement among the Company, Insite Internet VI Acquisition Co., Inc., WebWay LLC and the members of WebWay (Filed as Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.16	Merger Agreement among the Company, BOL Acquisition Co. I, Inc., Infoboard, Inc. and the Stockholder of Infoboard (Filed as Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.17	Merger Agreement among the Company, BOL Acquisition Co. V, Inc., NECAnet, Inc., New England Computer Associates, Inc. and the Stockholders of NECAnet and New England Computer Associates (Filed as Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.18	Asset Purchase Agreement among the Company, BOL Acquisition Co. VII, Inc., Cyberzone, LLC and the members of Cyberzone (Filed as Exhibit 10.18 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.19	Merger Agreement among the Company, BOL Acquisition Co. X, Inc., Prime Communication Systems, Incorporated and the Stockholders of Prime (Filed as Exhibit 10.19 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.20	Nontransferable Common Stock Purchase Warrant of the Company in favor of The Research Works, Inc. dated October 27, 1999 (Filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.21	Letter Agreement between the Company and Neidiger Tucker Bruner, Inc. dated October 27, 1999 (Filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.22*	Employment Agreement with Anthony Bruno dated as of May 22, 1999, as amended by the First Amendment to Employment Agreement, dated as of May 22, 1999. (Filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.23*	First Amendment to Employment Agreement with Anthony Bruno, dated as of March 24, 2000. (Filed as Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.24*	First Amendment to Employment Agreement with Daniel J. Sullivan, dated as of March 24, 2000 (Filed as Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.25	Merger Agreement among the Company, BOL Acquisition Co. II, Inc., Telesupport, Inc., and the Stockholders of Telesupport dated December 5, 1999 (Filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).

Exhibit Numbers	Description of Exhibit
10.37	Letter Agreement between the Company and Waller Capital Corporation dated March 17, 2000 (Filed as Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.38	Amendment Number One to BiznessOnline.com, Inc. Loan Documents among the Company and each of its subsidiaries and MCG Finance Corporation dated as of December 11, 2000 (Filed as Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed on April 2, 2001 and incorporated herein by reference).
10.39	Amendment Number Two to BiznessOnline.com, Inc. Loan Documents among the Company and each of its subsidiaries and MCG Capital Corporation dated as of December 31, 2001.
10.40	Amended, Restated and Consolidated Term Loan Note in favor of MCG Capital Corporation dated December 31, 2001.
*10.41	Second Amendment to Employment Agreement between the Company and Daniel J. Sullivan, dated as of December 31, 2001.
*10.42	2002 Stock Plan, as declared effective December 31, 2001.
11.1	Calculation of Earnings per share
21.1	Subsidiaries of the registrant
23.1	Consent of KPMG LLP, Independent Auditors

* Management contract or compensatory plan or arrangement.

(e) Financial Statement Schedule.

Note 15. Going Concern (Continued)

50,000 shares of redeemable preferred stock. The lender also added past due interest of $1.5 million to the principal amount. The credit facility was also increased by an additional $750,000 and some of the covenants were amended. The credit facility is secured by all the assets of the Company and its' operating subsidiaries. During 2001, the Company was in default under the covenants of the credit facility, but was in compliance on December 31, 2001. The Company also was delinquent on paying interest. With the additional $750,000 available under the credit facility and anticipated cash flow from operations, the Company should be able to make its interest payments for 2002.

The Company is also delinquent in paying incurred trade and other debt with vendors and business partners. This has made it difficult for the Company to secure open credit for its purchases. We have begun to make inroads into reducing some of the outstanding amounts due. If we are not successful in reducing our trade and other debt, we may not be able to continue operating.

Note 16. Reserve for Bad Debt

	Beginning Balance	Writeoffs	Expense	Acquired	Ending Balance
Year ended December 31, 2001	$1,432	$1,339	$1,690	$ —	$1,783
Year ended December 31, 2000	$ 482	$ 535	$ 786	$699	$1,432
Year ended December 31, 1999	$ —	$ —	$ 257	$225	$ 482

Item 9. Changes in or Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 will be contained in the registrant's Definitive Proxy Statement for its 2002 Annual Meeting of Stockholders to be held in May 2002, which the registrant intends to file with the Commission on or about April 19, 2002, and such information is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 will be contained in the registrant's Definitive Proxy Statement for its 2002 Annual Meeting of Stockholders to be held in May 2002, which the registrant intends to file with the Commission on or about April 19, 2002, and such information is incorporated herein by reference.

Item 12. Securities Ownership of Certain Beneficial Owners and Management

The information required by Item 12 will be contained in the registrant's Definitive Proxy Statement for its 2002 Annual Meeting of Stockholders to be held in May 2002, which the registrant intends to file with the Commission on or about April 19, 2002, and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 will be contained in the registrant's Definitive Proxy Statement for its 2002 Annual Meeting of Stockholders to be held in May 2002, which the registrant intends to file with the Commission on or about April 19, 2002, and such information is incorporated herein by reference.

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Consolidated Financial Statements and Financial Statement Schedules

The following consolidated financial statements of the Company are included in Item 8

(a) All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) Reports on Form 8-K

The registrant filed a Form 8-K Current Report on January 14, 2002 with respect to Item 1 Changes in Control of Registrant.

(c) Exhibits

For a list of exhibits filed herewith or incorporated by reference to exhibits previously filed with the Securities and Exchange Commission, refer to the exhibit index beginning on page . The registrant will furnish copies of exhibits for a reasonable fee (covering the expense of furnishing copies) upon request.

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIZNESSONLINE.COM, INC.

Date: April 15, 2002

By: /s/ MARK E. MUNRO
Mark E. Munro
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MARK E. MUNRO Mark E. Munro	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 15, 2002
/s/ DANIEL J. SULLIVAN Daniel J. Sullivan	Vice President and Chief Financial Officer(Principal Financial and Accounting Officer)	April 15, 2002
/s/ S. KEITH LONDON S. Keith London	Director	April 15, 2002
/s/ JOHN FRASER John Fraser	Director	April 15, 2002
/s/ JOSEPH LUCIANO Joseph Luciano	Director	April 15, 2002
/s/ ROBERT BYRNE Robert Byrne	Director	April 15, 2002

Exhibit Index

Exhibit Numbers	Description of Exhibit
3.1	Certificate of Incorporation of Registrant (Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.2	Certificate of Amendment to Certificate of Incorporation of Registrant (Filed as Exhibit 3.2 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.3	Certificate of Designation of Registrant (Filed as Exhibit 3.3 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.4	Certificate of Amendment to Certificate of Incorporation of Registrant (Filed as Exhibit 3.4 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.5	Certificate of Amendment to Certificate of Incorporation of Registrant (Filed as Exhibit 3.5 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
3.6	By-Laws of Registrant (Filed as Exhibit 3.6 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
4.1	Specimen Common Stock Certificate of Registrant (Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
4.2	Certificate of Designation regarding the rights, preferences and privileges of the Senior Preferred Stock, as filed with the Secretary of the State of Delaware on December 31, 2001 (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
4.3	Senior Preferred Stock and Warrant Purchase Agreement, between the Company and MCG Capital Corporation, dated as of December 31, 2001 (Filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
4.4	Investors Rights Agreement, among the Company, MCG Capital Corporation and Mark and Susan Munro, dated as of December 31, 2001 (Filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
4.5	Form of Senior Preferred Stock Certificate (Filed as Exhibit 4.5 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
4.6	Form of Warrant Certificate (Filed as Exhibit 4.6 to the Registrant's Current Report on Form 8-K, as filed on January 14, 2002 and incorporated herein by reference).
10.1	Merger Agreement among the Company, Insite Internet I Acquisition Company, Global 2000 Communications, Inc. ("Global") and the shareholders of Global (Filed as Exhibit 10.1 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).

Exhibit Numbers	Description of Exhibit
10.2	Merger Agreement among the Company, Insite Internet II Acquisition Company, Borg Internet Services,, Inc. ("Borg") and the shareholders of Borg (Filed as Exhibit 10.2 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.3	Merger Agreement among the Company, Insite Internet IV Acquisition Company, Ulsternet, Inc. ("Ulsternet") and the shareholders of Ulsternet (Filed as Exhibit 10.3 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.4	Merger Agreement among the Company, Insite Internet V Acquisition Company, Caravela Software, Inc. ("Caravela") and the shareholders of Caravela (Filed as Exhibit 10.4 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.5	Stock Purchase Agreement among the Company and the shareholders of AlbanyNet, Inc. (Filed as Exhibit 10.5 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.6*	Employment Agreement with Mark E. Munro (Filed as Exhibit 10.6 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.7*	Employment Agreement with S. Keith London (Filed as Exhibit 10.7 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.8*	Employment Agreement with Daniel J. Sullivan (Filed as Exhibit 10.8 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.9*	1999 Stock Incentive Plan (Filed as Exhibit 10.9 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.10*	Form of Incentive stock Option Agreement for 1999 Incentive Stock Option Plan (Filed as Exhibit 10.10 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.11*	Form of Non-Qualified Stock Option Agreement for 1999 Stock Incentive Plan (Filed as Exhibit 10.11 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.12*	1999 Non-Employee Director Stock Incentive Plan (Filed as Exhibit 10.12 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.13*	Form of Non-Qualified Stock Option Agreement for 1999 Non-Employee Director Stock Incentive Plan (Filed as Exhibit 10.13 to the Registrant's Registration Statement on Form SB-2, File No. 333-73067, as declared effective on May 11, 1999, and incorporated herein by reference).
10.14	Asset Purchase Agreement among Insite Internet III Acquisition Co., Inc., Ascent Internet Holdings, Inc. and the stockholder of Ascent (Filed as Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).

Exhibit Numbers	Description of Exhibit
10.15	Asset Purchase Agreement among the Company, Insite Internet VI Acquisition Co., Inc., WebWay LLC and the members of WebWay (Filed as Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.16	Merger Agreement among the Company, BOL Acquisition Co. I, Inc., Infoboard, Inc. and the Stockholder of Infoboard (Filed as Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.17	Merger Agreement among the Company, BOL Acquisition Co. V, Inc., NECAnet, Inc., New England Computer Associates, Inc. and the Stockholders of NECAnet and New England Computer Associates (Filed as Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.18	Asset Purchase Agreement among the Company, BOL Acquisition Co. VII, Inc., Cyberzone, LLC and the members of Cyberzone (Filed as Exhibit 10.18 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.19	Merger Agreement among the Company, BOL Acquisition Co. X, Inc., Prime Communication Systems, Incorporated and the Stockholders of Prime (Filed as Exhibit 10.19 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 15, 1999, and incorporated herein by reference).
10.20	Nontransferable Common Stock Purchase Warrant of the Company in favor of The Research Works, Inc. dated October 27, 1999 (Filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.21	Letter Agreement between the Company and Neidiger Tucker Bruner, Inc. dated October 27, 1999 (Filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.22*	Employment Agreement with Anthony Bruno dated as of May 22, 1999, as amended by the First Amendment to Employment Agreement, dated as of May 22, 1999. (Filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.23*	First Amendment to Employment Agreement with Anthony Bruno, dated as of March 24, 2000. (Filed as Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.24*	First Amendment to Employment Agreement with Daniel J. Sullivan, dated as of March 24, 2000 (Filed as Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.25	Merger Agreement among the Company, BOL Acquisition Co. II, Inc., Telesupport, Inc., and the Stockholders of Telesupport dated December 5, 1999 (Filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).

Exhibit Numbers	Description of Exhibit
10.26	Asset Purchase Agreement among the Company, BOL Acquisition Co. III, Inc., Telecon Communications, Corp. and the stockholders of Telecon Communications, Corp. dated December 5, 1999 (Filed as Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.27	Letter Agreement between the Company Prudential Securities Incorporated dated March 15, 2000 (Filed as Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.28	Credit Facility Agreement among the Company and each of its direct and indirect Subsidiaries and MCG Finance Corporation dated March 16, 2000 (Filed as Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.29	Term Loan Note of the Company and each of its direct and indirect Subsidiaries in favor of MCG Finance Corporation dated March 16, 2000 (Filed as Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.30	Master Security Agreement, Collateral Assignment and Equity Pledge among the Company and each of its direct and indirect Subsidiaries and MCG Finance Corporation dated March 16, 2000 (Filed as Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.31	Form of Warrant Agreement between the Company and MCG Finance Corporation (Filed as Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.32	Escrow And Account Collateral Agreement among the Company and each of its direct and indirect Subsidiaries, Riggs Bank, N.A. and MCG Finance Corporation dated March 16, 2000 (Filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.33	Intellectual Property Security Agreement between the Company and MCG Finance Corporation dated March 16, 2000 (Filed as Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.34	Intellectual Property Security Agreement between Caravela Software, Inc. and MCG Finance Corporation dated March 16, 2000 (Filed as Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.35	Intellectual Property Security Agreement between Global 2000 Communications, Inc. and MCG Finance Corporation dated March 16, 2000 (Filed as Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.36	Intellectual Property Security Agreement between Infoboard, Inc. and MCG Finance Corporation dated March 16, 2000 (Filed as Exhibit 10.36 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).

Exhibit Numbers	Description of Exhibit
10.37	Letter Agreement between the Company and Waller Capital Corporation dated March 17, 2000 (Filed as Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000, and incorporated herein by reference).
10.38	Amendment Number One to BiznessOnline.com, Inc. Loan Documents among the Company and each of its subsidiaries and MCG Finance Corporation dated as of December 11, 2000 (Filed as Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed on April 2, 2001 and incorporated herein by reference).
10.39	Amendment Number Two to BiznessOnline.com, Inc. Loan Documents among the Company and each of its subsidiaries and MCG Capital Corporation dated as of December 31, 2001.
10.40	Amended, Restated and Consolidated Term Loan Note in favor of MCG Capital Corporation dated December 31, 2001.
*10.41	Second Amendment to Employment Agreement between the Company and Daniel J. Sullivan, dated as of December 31, 2001.
*10.42	2002 Stock Plan, as declared effective December 31, 2001.
11.1	Calculation of Earnings per share
21.1	Subsidiaries of the registrant
23.1	Consent of KPMG LLP, Independent Auditors

* Management contract or compensatory plan or arrangement.

(e) **Financial Statement Schedule.**

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